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Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

Proxy Materials/Information

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DISCLAIMER

Any views expressed on this website represent the opinions of Karpus Management, Inc., d/b/a Karpus Investment Management and certain of its affiliates ("Karpus"), who beneficially own shares of Madison Strategic Sector Premium Fund (the "Company"), and whose analysis is based solely on publicly available information. Karpus recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Karpus's conclusions. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained herein. Karpus expressly disclaims any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. Karpus also reserves the right to modify or change its views or conclusions at any time in the future without notice.

The information contained on this website does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, the information contained on this website is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Karpus's investment process or investment objectives will or are likely to be achieved or successful or that Karpus's investments will make any profit or will not sustain losses. Past performance is not indicative of future results.

Karpus currently beneficially owns shares of the Company. Nothing contained on this website should be taken as any form of commitment on the part of Karpus to take any action in connection with any particular security, including any security of the Company. Karpus and its affiliates are in the business of buying and selling securities. They have, and may in the future, buy, sell or change the form of their position in any security, including those of the Company, for any or no reason whatsoever.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. Karpus has neither sought nor obtained the consent from any third party to use any statements or information contained on this website that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein. Neither the Participants (as defined below) nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Karpus herein are based on assumptions that Karpus believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

Karpus will have no obligation to update or correct any information contained on this website even if Karpus is aware that it is inaccurate or outdated. Furthermore, Karpus may add, change, discontinue, remove or suspend any content posted on this website without notice and without liability at any time. Karpus and the other Participant accept no liability and will not be liable for any loss or damage arising directly or indirectly (including special, incidental or consequential loss or damage) from use of this website, including any loss, damage or expense arising from, but not limited to, any defect, error, imperfection, fault, omission, mistake or inaccuracy on this website, its contents or associated services, or due to any unavailability of the website or any part thereof or any contents or associated services. This website is not intended for use by any person or entity in any jurisdiction or country where such use would be contrary to local law or regulation.



Cautionary Statement Regarding Forward-Looking Statements

This website may include forward-looking statements. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “opportunities,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could”’ or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Karpus’s forward-looking statements contained herein are based on our current intent, belief, expectations, estimates and projections. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Such assumptions involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Karpus. Although Karpus believes that the assumptions underlying the forward-looking statements are reasonable as of the date they are made, any of the assumptions could be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Karpus will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any forward-looking statements herein to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Additional Information

Karpus Management, Inc., d/b/a Karpus Investment Management, together with the other participants named in the respective definitive proxy statement (collectively, the “Participants”), have filed (i) a definitive proxy statement and an accompanying GREEN proxy card with the SEC to be used to solicit proxies for the election of their slate of two trustee nominees in connection with the 2017 Annual Meeting of Shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2017 Annual Meeting”) and (ii) a definitive proxy statement and an accompanying GREEN proxy card with the SEC to be used to solicit proxies AGAINST the proposed Reorganization of the Company in connection with the Special Meeting of Shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Special Meeting”). Shareholders are advised to read the definitive proxy statements and any other documents related to the solicitation of shareholders of the Company in connection with the 2017 Annual Meeting and the Special Meeting because they contain important information, including additional information relating to the Participants. These materials and other materials filed by Karpus in connection with the solicitation of proxies will be available at no charge at the SEC’s website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Karpus with the SEC will also be available, without charge, by calling Karpus’s proxy solicitor, Regan & Associates, Inc., at 1-800-737-3426.

ROCHESTER, NEW YORK OFFICE

183 Sully's Trail
Pittsford, New York 14534
Phone: (585) 586-4680
Fax: (585) 586-4315

NAPLES, FLORIDA OFFICE

1415 Panther Lane
Naples, Florida 34109
Phone: (239) 591-6615



Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")
Proxy Materials/Information

2017 Annual & Special Meetings of the Madison Strategic Sector Premium Fund ("MSP" or the "Fund")

Karpus Definitive Proxy Statement for the Special Meeting of Shareholders, scheduled to be held on August 18, 2017 at 10:00 a.m. Central Time, and any postponements or adjournments thereof.

Karpus Definitive Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held on August 22, 2017 at 10:00 a.m. Central Time, and any postponements or adjournments thereof.

If you need any assistance, or have any questions regarding the proposal(s) or how to vote your shares, please call Regan & Associates, Inc., the proxy solicitor hired by Karpus Management, Inc., d/b/a Karpus Investment Management, your fellow shareholder, at 1-800-737-3426.

The solicitation above is being made by Karpus and not on behalf of the Board of Trustees or management at MSP.

Your vote is important. If you are a shareholder of Madison Strategic Sector Premium Fund as of the record date for both the Annual and Special Meeting, May 25, 2017, we strongly encourage you to return your vote on the GREEN card as soon as possible.

You may vote by mail, by telephone or over the internet.

- To vote by mail, please mark, sign, date, and mail the GREEN proxy card you received.
- To vote by telephone, please call the toll-free number located on your GREEN proxy card and follow the recorded instructions, using your proxy card as a guide.
- To vote over the internet, go to the internet address provided on your GREEN proxy card and follow the instructions, using your proxy card as a guide.

Karpus Management, Inc., d/b/a Karpus Investment Management, together with the other participants named in the respective definitive proxy statement (collectively, the "Participants"), have filed (i) a definitive proxy statement and an accompanying GREEN proxy card with the SEC to be used to solicit proxies for the election of their slate of two trustee nominees in connection with the 2017 Annual Meeting of Shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2017 Annual Meeting") and (ii) a definitive proxy statement and an accompanying GREEN proxy card with the SEC to be used to solicit proxies AGAINST the proposed Reorganization of the Company in connection with the Special Meeting of Shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Special Meeting"). Shareholders are advised to read the definitive proxy statements and any other documents related to the solicitation of shareholders of the Company in connection with the 2017 Annual Meeting and the Special Meeting because they contain important information, including additional information relating to the Participants. These materials and other materials filed by Karpus in connection with the solicitation of proxies will be available at no charge at the SEC's website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Karpus with the SEC will also be available, without charge, by calling Karpus's proxy solicitor, Regan & Associates, Inc., at 1-800-737-3426.

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ROCHESTER, NEW YORK OFFICE

183 Sully's Trail
Pittsford, New York 14534
Phone: (585) 586-4680
Fax: (585) 586-4315

NAPLES, FLORIDA OFFICE

1415 Panther Lane
Naples, Florida 34109
Phone: (239) 591-6615

